Exhibit 99.9

Colt Technology Services Upgrades to Add New Features to Further
Deepen Customer Insights Within NICE Satmetrix

Upgrade provides added precision and clarity through features such as automated text analytics and custom metrics

Hoboken, N.J., July 11, 2019 – NICE (Nasdaq: NICE) today announced Colt Technology Services, a world-class global provider of high bandwidth, on-demand and agile connectivity solutions, has renewed and upgraded their relationship with NICE Satmetrix. Seeking additional depth of insight, Colt furthered its partnership with NICE Satmetrix to align with their need for new cutting-edge features like automated text analytics and custom metrics.

“Colt Technology Services has built our reputation around putting our customers first, which is exactly what we are able to do through the use of NICE Satmetrix,” said Noah Roychowdhury, Director of Customer Intelligence at Colt Technology Services. “Automated text analytics saves our analysis team time and effort while getting the most insight into the feedback our customers have provided. It is easy to sort comments by relevancy and allows us to weigh data in a variety of ways. These tools provide an innovative, full-service solution that brings benefits to our employees and ultimately, our customers.”

Colt Technology Services connects over 900+ data centers around the globe, with over 27,500 on net buildings and growing. Colt is also recognized as an innovator and pioneer in software defined networks and network function virtualization. Colt prides themselves on providing the best possible customer service, with the organization striving to be the most customer oriented business in the industry. Through the use of NICE Satmetrix, Colt is able to break down trend analysis with interactive charts and populate standard reports that deliver metrics allowing their agents to provide the highest possible customer experience.

“Colt understands the importance of feedback from customers and has been working with NICE Satmetrix to gain insight for several years now,” said John O’Hara, President, NICE EMEA. “The upgrade provides a greater depth of insights through new features including automated text analytics. Colt also benefits from unlimited access to B2C and B2B Net Promoter Score® (NPS) benchmarks, and instruction from the Net Promoter Masterclass that includes best practices and other new tools to empower Colt to create exceptional customer experiences based on the needs of their customers.”

NICE Satmetrix delivers powerful customer feedback management software that brings together direct and indirect customer feedback to reveal a comprehensive picture of the customer’s experience throughout the lifecycle. Flexible, purpose-built analytics deliver critical insights to employees in every role and drive adaptive workflows to ensure prompt, responsive action. Forward-thinking companies rely on NICE Satmetrix to power customer feedback programs that deliver bottom-line results.

About Colt
Colt aims to be the leader in enabling customers’ digital transformation through agile and on-demand, high bandwidth solutions. The Colt IQ Network connects 900+ data centres across Europe, Asia and North America’s largest business hubs, with over 27,500 on net buildings and growing.

Colt has built its reputation on putting customers first. Customers include data intensive organisations spanning over 213 cities in more than 30 countries. Colt is a recognised innovator and pioneer in Software Defined Networks (SDN) and Network Function Virtualisation (NFV). Privately owned, Colt is one of the most financially sound companies in its industry and able to provide the best customer experience at a competitive price. For more information, please visit www.colt.net.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Whitney Wood, whitney.wood@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. O’Hara, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.